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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              AMERIGON INCORPORATED
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   03070L 30 0
                                 (CUSIP NUMBER)

                                GEORGE L. ARGYROS
                            ARNEL DEVELOPMENT COMPANY
                        949 SOUTH COAST DRIVE, SUITE 600
                              COSTA MESA, CA 92626
                                 (714) 481-5000

                                 WITH A COPY TO:

                                THOMAS M. WHEELER
                              TMW ENTERPRISES, INC.
                       801 WEST BIG BEAVER ROAD, SUITE 201
                                 TROY, MI 48084
                                 (248) 362-3620
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 20, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==== ==========================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON George L. Argyros
---- --------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |X|
                                                                        (b) |_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) |_|
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
---- ---------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

---- ---------------------------------------------------------------------------
8.    SHARED VOTING POWER
     8,397,177 Shares
---- ---------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

---- ---------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     8,397,177 Shares
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,397,177 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar
     Capital II, LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar
     Capital II, LLC; (iii) 150,000 shares owned by Westar Capital
     II, LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital
     II, LLC; (iv) 25,000 shares underlying bridge loan warrants held by Westar Capital II, LLC; Mr. Argyros disclaims
     beneficial ownership of these shares until the shares are
     purchased upon exercise of the warrants, and he further
     disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC; (v) 822,332 shares underlying contingent warrants held by Westar Capital
     II, LLC; Mr. Argyros disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Westar
     Capital II, LLC; (vi) 2,686,567 shares issuable upon
     conversion of Series A Preferred Stock owned by Big Beaver
     Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; (vii) 150,000 shares owned by Big Beaver
     Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; (viii) 822,332 shares underlying contingent
     warrants held by Big Beaver Investments LLC; Mr. Argyros
     disclaims beneficial ownership of these shares; (ix) 175,922 shares underlying bridge loan warrants held by Big Beaver
     Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; and (x) 838,457 shares issuable upon conversion of a convertible promissory note held by Big Beaver
     Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares.
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  (See Instructions) |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     60.67% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
==== ===========================================================================

CUSIP No. 03070L 30 0                 13D                           Page 2 of 14

==== ===========================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Thomas M. Wheeler
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |X|
                                                                         (b) |_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
---- ---------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

---- ---------------------------------------------------------------------------
8.    SHARED VOTING POWER
     8,397,177 Shares
---- ---------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

---- ---------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     8,397,177 Shares
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,397,177 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Mr. Wheeler disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital
     II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iii) 150,000 shares owned by Westar Capital II, LLC;
     Mr. Wheeler disclaims beneficial ownership of these shares;
     (iv) 25,000 shares underlying bridge loan warrants held by
     Westar Capital II, LLC; Mr. Wheeler disclaims beneficial
     ownership of these shares; (v) 822,332 shares underlying
     contingent warrants held by Westar Capital II, LLC; Mr.
     Wheeler disclaims beneficial ownership of these shares; (vi)
     2,686,567 shares issuable upon conversion of Series A
     Preferred Stock owned by Big Beaver Investments LLC; Mr.
     Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC;
     (vii) 150,000 shares owned by Big Beaver Investments LLC; Mr.
     Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC;
     (viii) 822,332 shares underlying contingent warrants held by
     Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his
     interests in Big Beaver Investments LLC; (ix) 175,922 shares underlying bridge loan warrants held by Big Beaver Investments
     LLC; Mr. Wheeler disclaims beneficial ownership of these
     shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Big
     Beaver Investments LLC; and (x) 838,457 shares issuable upon conversion of a convertible promissory note held by Big Beaver
     Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights, and he further disclaims beneficial ownership of these shares except to the extent of his
     interests in Big Beaver Investments LLC.
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     60.67% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
==== ===========================================================================

CUSIP No. 03070L 30 0                 13D                           Page 3 of 14

==== ===========================================================================
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
     Big Star Investments LLC
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_|
                                                                         (b) |_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---- ---------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     -0-
---- ---------------------------------------------------------------------------
8.    SHARED VOTING POWER
     -0-
---- ---------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
     -0-
---- ---------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     -0-
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None.

---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     00
==== ===========================================================================

CUSIP No. 03070L 30 0                 13D                           Page 4 of 14

==== ===========================================================================
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
     Big Beaver Investments LLC
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |X|
                                                                         (b) |_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---- ---------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

---- ---------------------------------------------------------------------------
8.    SHARED VOTING POWER
     8,397,177
---- ---------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

---- ---------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     8,397,177
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,397,177 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Big Beaver Investments LLC
     disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (iii) 150,000 shares owned by Westar Capital II, LLC; Big Beaver Investments
     LLC disclaims beneficial ownership of these shares; (iv)
     25,000 shares underlying bridge loan warrants held by Westar
     Capital II, LLC; Big Beaver Investments LLC disclaims
     beneficial ownership of these shares; (v) 822,332 shares
     underlying contingent warrants held by Westar Capital II, LLC;
     Big Beaver Investments LLC disclaims beneficial ownership of these shares; (vi) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments
     LLC; (vii) 150,000 shares owned by Big Beaver Investments LLC;
     (viii) 822,332 shares underlying contingent warrants held by
     Big Beaver Investments LLC; Big Beaver Investments LLC
     disclaims beneficial ownership of these shares until the
     shares are purchased upon exercise of the warrants; (ix)
     175,922 shares underlying bridge loan warrants held by Big
     Beaver Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares until the shares are
     purchased upon exercise of the warrants; and (x) 838,457
     shares issuable upon conversion of a convertible promissory note held by Big Beaver Investments LLC; Big Beaver
     Investments LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights.
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     60.67% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     00
==== ===========================================================================

CUSIP No. 03070L 30 0                 13D                           Page 5 of 14

==== ===========================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Westar Capital Associates II, LLC
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_|
                                                                         (b) |_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---- ---------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     -0-
---- ---------------------------------------------------------------------------
8.    SHARED VOTING POWER
     -0-
---- ---------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
     -0-
---- ---------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     -0-
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     00
==== ===========================================================================

CUSIP No. 03070L 30 0                 13D                           Page 6 of 14

==== ===========================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Westar Capital II, LLC
---- ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |X|
                                                                         (b) |_|
---- ---------------------------------------------------------------------------
3.   SEC USE ONLY
---- ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
---- ---------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---- ---------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

---- ---------------------------------------------------------------------------
8.    SHARED VOTING POWER
     8,397,177
---- ---------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

---- ---------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     8,397,177
---- ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,397,177 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by
     Westar Capital II, LLC; (iii) 150,000 shares owned by Westar
     Capital II, LLC; (iv) 25,000 shares underlying bridge loan warrants held by Westar Capital II, LLC; Westar Capital II,
     LLC disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants; (v)
     822,332 shares underlying contingent warrants held by Westar
     Capital II, LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants; (vi) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by
     Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (vii) 150,000 shares owned by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (viii) 822,332 shares underlying contingent warrants held by Big Beaver
     Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (ix) 175,922 shares underlying
     bridge loan warrants held by Big Beaver Investments LLC;
     Westar Capital II, LLC disclaims beneficial ownership of these shares; and (x) 838,457 shares issuable upon conversion of a convertible promissory note held by Big Beaver Investments
     LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares.
---- ---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) |_|
---- ---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     60.67% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
---- ---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     00
==== ===========================================================================

CUSIP No. 03070L 30 0                 13D                           Page 7 of 14

                                  SCHEDULE 13D

         George L. Argyros, Thomas M. Wheeler, Big Star Investments LLC ("Big Star"), Big Beaver Investments LLC ("Big Beaver"), Westar Capital II, LLC ("Westar II") and Westar Capital Associates II, LLC ("Westar Associates") hereby amend their report on Schedule 13D filed on April 8, 1999 (the "Original Statement") (filed by George L. Argyros, Thomas M. Wheeler and Big Star), their Amendment No. 1 to the Original Statement (the "First Amendment") filed on June 22, 1999 (filed by all of the foregoing), their Amendment No. 2 to the Original Statement (the "Second Amendment") filed on April 26, 2000 (filed by all of the foregoing), their Amendment No. 3 to the Original Statement (the "Third Amendment") filed on June 7, 2000 (filed by all of the foregoing). Big Star no longer owns any interest in the Issuer's securities and is no longer a reporting person under Section 13 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Westar Associates does not have a beneficial ownership interest in the Issuer's securities and is no longer a reporting person under Section 13 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. George L. Argyros, Thomas M. Wheeler, Big Beaver and Westar II are collectively referred to herein as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, no par value (the "Issuer Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 5462 Irwindale Avenue, Irwindale, California 91706.

ITEM 2.  IDENTITY AND BACKGROUND.

         Big Star is a Delaware limited liability company formed for the purpose of entering into the prior credit transaction described in the Original Statement (which was paid off in connection with the transactions described in the First Amendment). Big Star entered into a subsequent credit transaction with the Issuer on March 16, 2000, as supplemented on May 10, 2000, as described in the Second Amendment and the Third Amendment, respectively. The subsequent credit transaction was satisfied in part by payment in cash proceeds and in part by exchange of the unpaid principal balance for Issuer Common Stock, which was issued equally to Big Beaver and Westar II. Big Star's principal business address is c/o Westar Capital, 949 South Coast Drive, Suite 650, Costa Mesa, California 92626, and its managing members are Westar II and Big Beaver.

         Westar II is a Delaware limited liability company engaged in the business of investing in both private and public companies. Westar II's managing member is Westar Associates, a Delaware limited liability company. George Argyros has a controlling interest in Westar II and Westar Associates. Mr. Argyros is the Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. John Clark is the managing member of Westar Associates. Mr. Clark's principal occupation is as a partner of Westar Capital, LLC, a Delaware limited liability company ("Westar Capital"). Westar Capital is a private investment firm. Mr. Clark is a member of the board of directors of the Issuer. Mr. Clark and Mr. Argyros are United States citizens. The principal business address of Westar II, Westar Associates, Westar Capital, and John Clark is 949 South Coast Drive, Suite 650, Costa Mesa, California

CUSIP No. 03070L 30 0                 13D                           Page 8 of 14

92626. The principal business address of Mr. Argyros and Arnel and Affiliates is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

         Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. This Amendment No. 4 relates to the Credit Agreement dated September 20, 2001 (attached hereto as Exhibit 2, the "Credit Agreement") between Big Beaver and the Issuer, and the making of the loan by Big Beaver to the Issuer pursuant thereto. The managing member of and holder of a controlling interest in Big Beaver is W III H Partners LP ("W III H"). The general partner of W III H is TMW Enterprises, Inc., a Delaware corporation ("TMW"). Thomas M. Wheeler owns a controlling interest in TMW. Mr. Wheeler is a private investor. Oscar B. Marx, III is the President of TMW and of Big Beaver, and is a member of Big Beaver. Paul Oster is the Chief Financial Officer of TMW and of Big Beaver, and is a member of Big Beaver. Messrs. Oster and Marx are members of the board of directors of the Issuer. Messrs. Wheeler, Oster and Marx are United States citizens. The principal business address of Big Beaver, TMW, and Messrs. Wheeler, Oster and Marx is 801
W. Big Beaver Road, Suite 201, Troy, Michigan 48084. The principal address of W III H is 50 Rockefeller Plaza, 54th Floor, New York, New York.

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the Credit Agreement, the Issuer granted to Big Beaver the right to convert all or any portion of the outstanding principal amount and accrued interest under the loan funded pursuant to the Credit Agreement to shares of Issuer Common Stock (the "Conversion Right"). The Issuer also issued to Big Beaver a warrant (the "Bridge Loan Warrant") to purchase all or any portion of shares of Issuer Common Stock in an amount equal to eighteen percent (18%) of the principal amount of the loan divided by the Exercise Price (as defined in the Bridge Loan Warrant). Big Beaver, however, cannot exercise the Conversion Right and the Bridge Loan Warrant to the extent that after giving effect thereto Big Beaver shall have acquired, pursuant to such conversion and exercise, twenty percent (20%) or more of the outstanding Issuer Common Stock unless the Issuer complies with applicable NASDAQ rules.

ITEM 4:  PURPOSE OF TRANSACTION.

         Pursuant to the Credit Agreement and other related loan documents, Big Beaver agreed to make a loan to the Issuer in the principal amount of up to $1,500,000 (the "Loan"), of which $500,000 was funded upon the closing of the Credit Agreement. The purpose of such transaction is to provide the Issuer with

CUSIP No. 03070L 30 0                 13D                           Page 9 of 14
proceeds for its general corporate purposes. In connection with the Credit Agreement, the Issuer executed a Convertible Promissory Note (the "Promissory Note") in favor of Big Beaver. The Loan is secured by all of the assets of the Issuer.

         Pursuant to the Credit Agreement, the Issuer granted to Big Beaver the Conversion Right, wherein Big Beaver is entitled to convert all or any portion of the outstanding principal amount and accrued interest under the Promissory Note to shares of Issuer Common Stock. Big Beaver may exercise the Conversion Right at any time until repayment in full of the Loan under the Credit Agreement. The Loan is due on the earlier of December 1, 2001, the occurrence of a Triggering Event (as defined in the Credit Agreement), or acceleration of the Loan under the Credit Agreement. The conversion price for such shares shall be the lesser of (i) the Market Price (as defined in the Credit Agreement), or (ii) the issuance price per share of any subsequent offering of equity in an aggregate amount in excess of $1,500,000. As of the closing date and based on the full principal amount of the Loan, Big Beaver would be entitled to 838,457 shares of Issuer Common Stock upon exercise of the Conversion Right.

         Pursuant to the Credit Agreement, the Issuer also issued to Big Beaver the Bridge Loan Warrant, wherein Big Beaver is entitled to purchase all or any portion of shares of Issuer Common Stock in an amount equal to eighteen percent (18%) of the principal amount of the Loan divided by the Exercise Price (as defined in the Bridge Loan Warrant). Big Beaver may exercise the Bridge Loan Warrant at any time on or before September 20, 2006. The Exercise Price for such shares shall be the lesser of (i) the Market Price (as defined in the Bridge Loan Warrant), or (ii) the issuance price per share of any subsequent offering of equity in an aggregate amount in excess of $1,500,000. As of the closing date, Big Beaver would be entitled to purchase 150,922 shares of Issuer Common Stock pursuant to exercise of the Bridge Loan Warrant. Big Beaver, however, cannot exercise the Conversion Right and the Bridge Loan Warrant to the extent that after giving effect thereto, Big Beaver shall have acquired, pursuant to such conversion and exercise, twenty percent (20%) or more of the outstanding Issuer Common Stock, unless the Issuer complies with applicable NASDAQ rules.

         Pursuant to the terms of the Second Amendment to Investors' Rights Agreement executed in connection with the Credit Agreement and the Investors' Rights Agreement dated as of June 8, 1999, as amended (collectively, the "Amended Rights Agreement"), Big Beaver and Westar II each will have certain rights to register for resale pursuant to the Securities Act of 1933, as amended, any shares of Issuer Common Stock received as Registrable Securities (as defined in the Amended Rights Agreement), including, without limitation, such shares of Issuer Common Stock received by Big Beaver upon the exercise of the Conversion Right and/or the Bridge Loan Warrant. The Amended Rights Agreement also provides Big Beaver and Westar II with rights of first refusal to participate in future sales of equity securities by the Issuer, subject to the terms, conditions and limitations provided in the Amended Rights Agreement.

         Other than as described above, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

         The foregoing summary of the Credit Agreement, the Promissory Note, the Bridge Loan Warrant and the Amended Rights Agreement is qualified in its entirety by reference to the copies of such documents included as exhibits to

CUSIP No. 03070L 30 0                 13D                          Page 10 of 14
the Original Statement, the First Amendment, the Second Amendment, the Third Amendment and/or this Amendment No. 4 to Schedule 13D, which are incorporated herein by their entirety by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) According to the Issuer's representation in connection with the Credit Agreement, there were 4,717,259 shares of Issuer Common Stock outstanding as of September 1, 2001. As of September 20, 2001, (i) the Conversion Right provides Big Beaver the right to convert the Promissory Note into 838,457 shares of Issuer Common Stock (based on the full principal amount of the Loan), (ii) the Bridge Loan Warrant provides Big Beaver the right to purchase 150,922 shares of Issuer Common Stock, (iii) Westar II and Big Beaver each owns 150,000 shares of Issuer Common Stock as a result of the exercise by Westar and Big Beaver of their conversion rights under the credit transactions described in the Second Amendment and the Third Amendment (the "Prior Conversion Rights"), (iv) Westar II and Big Beaver each has rights to purchase 25,000 shares of Issuer Common Stock pursuant to bridge loan warrants issued in connection with the credit transaction described in the Second Amendment and the Third Amendment (the "Prior Bridge Loan Warrants"), and (v) Westar II and Big Beaver each owns 4,500 shares of Series A Preferred Stock which are currently convertible into 2,686,567 shares of Issuer Common Stock. The shares of Issuer Common Stock set forth in the immediately preceding clauses (i) through (v) of this paragraph represent in the aggregate approximately 60.31% of the outstanding shares of Issuer Common Stock (which together with the 40,000 shares owned by George L. Argyros, as discussed below, represent in the aggregate approximately 60.67% of the outstanding shares of Issues Common Stock).

         Further, Westar II and Big Beaver each owns contingent warrants as described in the Original Statement (the "Contingent Warrants"), which are exercisable for up to 822,332 shares of Issuer Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock, and Westar II and Big Beaver each may exercise such Contingent Warrants only for that number of shares equal to 36.9% of the shares purchased under such other warrants. The purpose of the Contingent Warrants is to provide Westar II and Big Beaver with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in either such investor owning more than 30.34% of the outstanding Issuer Common Stock or in the investors together owning more than 60.67% of the outstanding Issuer Common Stock. The Reporting Persons disclaim beneficial ownership of the shares underlying the Contingent Warrants until such time as such shares are purchased upon the exercise of such Contingent Warrants.

         Due to the controlling interest of George Argyros in Westar II and its controlling entities, and the controlling interest of Thomas Wheeler in Big Beaver and its controlling entities, Messrs. Argyros and Wheeler may be deemed to share the power to vote and dispose of (and therefore be the beneficial owners of) the shares issued to and shares issuable upon exercise or conversion, as the case may be, of the Conversion Right, the Prior Conversion Rights, the

CUSIP No. 03070L 30 0                 13D                          Page 11 of 14

Bridge Loan Warrant, the Prior Bridge Loan Warrants, the Contingent Warrants, and the Series A Preferred Stock held by their respective affiliates. George Argyros disclaims beneficial ownership of (i) all shares issued to or issuable upon exercise or conversion, as the case may be, of the Conversion Right, the Bridge Loan Warrant, the Prior Conversion Rights, the Prior Bridge Loan Warrants, the Contingent Warrants, and the Series A Preferred Stock held by Big Beaver, and (ii) all shares issued to or issuable upon exercise or conversion, as the case may be, of the Prior Conversion Rights, the Prior Bridge Loan Warrants, the Contingent Warrants and the Series A Preferred Stock held by Westar II, except to the extent of his interests in Westar II. Westar II disclaims beneficial ownership of all shares issued to or issuable upon exercise or conversion, as the case may be, of the Conversion Right, the Bridge Loan Warrant, the Prior Conversion Rights, the Prior Bridge Loan Warrants, the Contingent Warrants, and the Series A Preferred Stock held by Big Beaver. Thomas Wheeler disclaims beneficial ownership of (i) all shares issued to or issuable upon exercise or conversion, as the case may be, of the Conversion Right, the Bridge Loan Warrant, the Prior Conversion Rights, the Prior Bridge Loan Warrants, the Contingent Warrants, and the Series A Preferred Stock held by Big Beaver, except to the extent of his interests in Big Beaver, and (ii) all shares issued to or issuable upon exercise or conversion, as the case may be, of the Prior Conversion Rights, the Prior Bridge Loan Warrants, the Contingent Warrants, and the Series A Preferred Stock held by Westar II. Big Beaver disclaims beneficial ownership of all shares issued to or issuable upon exercise or conversion, as the case may be, of the Prior Conversion Rights, the Prior Bridge Loan Warrants, the Contingent Warrants and the Series A Preferred Stock held by Westar II.

         George Argyros owns 40,000 shares of Issuer Common Stock, which represents less than 1% of the outstanding shares. As members of a group, Thomas Wheeler, Big Beaver and Westar II may be deemed to be the beneficial owners of Mr. Argyros' shares. Mr. Wheeler, Big Beaver and Westar II disclaim beneficial ownership of such shares.

         In addition, John Clark owns 2,400 shares of Issuer Common Stock and has the right to acquire pursuant to currently exercisable options 12,000 shares of Issuer Common Stock, which in the aggregate represents less than 1% of the outstanding shares (after giving effect to the exercise of such option). Paul Oster owns 2,000 shares of Issuer Common Stock, which represents less than 1% of the outstanding shares. Oscar B. Marx, III does not beneficially own any shares of Issuer Common Stock.

         (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 pursuant to Instruction C of
Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days, except as provided herein.

         (d) None.

         (e) Not applicable.

CUSIP No. 03070L 30 0                 13D                          Page 12 of 14

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Credit Agreement, the Bridge Loan Warrant, the Contingent Warrants, the Shareholders' Agreement (as described in the First Amendment), the Amended Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1.       Joint Filing Agreement.

         2. Credit Agreement dated September 20, 2001, by and between Big Beaver Investments LLC and Amerigon Incorporated.

         3.       Bridge Loan Warrant dated September 20, 2001.

         4.       Convertible Promissory Note dated September 20, 2001.

         5.       Form of Contingent Warrants (incorporated by reference to
                  Exhibit 4 of the Original Statement).

         6. Form of Investors' Rights Agreement (incorporated by reference to Exhibit 7 of the Original Statement).

         7. Second Amendment to Investors' Rights Agreement dated September 20, 2001.

         8. Shareholders Agreement (incorporated by reference to Exhibit 6 of the First Amendment).

CUSIP No. 03070L 30 0                 13D                          Page 13 of 14

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  As of October 3, 2001      BIG BEAVER INVESTMENTS LLC

                                   By:  /s/ O.B. MARX III
                                        -------------------------------------
                                        O.B. Marx III

                                   WESTAR CAPITAL II, LLC

                                   By:  Westar Capital Associates II, LLC,
                                        Manager

                                   By:  /s/ JOHN W. CLARK
                                        -------------------------------------
                                        John W. Clark

                                   WESTAR CAPITAL ASSOCIATES II, LLC

                                   By:  /s/ JOHN W. CLARK
                                        ------------------------------------
                                        John W. Clark

                                   BIG STAR INVESTMENTS LLC

                                   By:  Westar Capital II, LLC, Member

                                         By:  Westar Capital Associates II, LLC,
                                              Manager

                                              By:  /s/ JOHN W. CLARK
                                                   --------------------------
                                                   John W. Clark

                                   By:  Big Beaver Investments LLC,
                                        Member

                                        By:   /s/ O.B. MARX III
                                              -------------------------------
                                              O.B. Marx III


                                    /s/ GEORGE ARGYROS
                                    -----------------------------------------
                                    GEORGE ARGYROS


                                    /s/ THOMAS M. WHEELER
                                    -----------------------------------------
                                    THOMAS M. WHEELER

CUSIP No. 03070L 30 0                 13D                          Page 14 of 14